# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: iBio, Inc., CIK 0001420720
CUSIP: 451033708
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 11750 Sorrento Valley Road, Suite 200, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001816307

## Reporting persons
- SilverArc Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,181,422; sole dispositive power 0; shared dispositive power 2,181,422; aggregate amount beneficially owned 2,181,422 (9.99% of the class)
- Devesh Gandhi: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,181,422; sole dispositive power 0; shared dispositive power 2,181,422; aggregate amount beneficially owned 2,181,422 (9.99% of the class)
- SilverArc Capital Alpha Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,562,007; sole dispositive power 0; shared dispositive power 1,562,007; aggregate amount beneficially owned 1,562,007 (7.15% of the class)

## Item 1. Issuer
Name of issuer: iBio, Inc.
Address of issuer's principal executive offices: 11750 Sorrento Valley Road, Suite 200, San Diego, CA, 92121

## Item 2. Person Filing
Name of person filing: SilverArc Capital Management, LLC ("SilverArc") and Devesh Gandhi ("Gandhi" and together with SilverArc, the "Reporting Persons")
Address of principal business office or, if none, residence:
20 Park Plaza, Suite 620
Boston, MA 02116
Citizenship: SilverArc is a Delaware limited liability company. Gandhi is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 2181422
Percent of class: 9.99
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 9.99
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 9.99

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: In total, the SilverArc Accounts mentioned herein own 7,140,000 pre-funded warrants (9.99% blocker), and an additional 3,570,000 Series G Warrants for SilverArc Capital Alpha Fund I, LP, SilverArc Capital Alpha Fund II, LP, and Squarepoint Diversified Partners Fund Limited.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- SilverArc Capital Management, LLC: Devesh S. Gandhi, Sole Member of SilverArc Capital Management, LLC (11/14/2025)
- Devesh Gandhi: Devesh S. Gandhi, Sole Member of SilverArc Capital Management, LLC (11/14/2025)
- SilverArc Capital Alpha Fund II, L.P.: Devesh S. Gandhi, Sole Member of SilverArc Capital Management, LLC (11/14/2025)